North America Structured Investments

5yr SPX Annual Resetting Hi/Low Buffered Note

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000.00
Underlying:	S&P 500 Index
Pricing Date:	April 26, 2016
Final Review Date:	April 27, 2021
Maturity Date:	April 30, 2021
Review Dates:	Annually
Annual Index Return:	(Ending Index Level – Starting Index Level) / Starting Index Level
Higher Interest Rate:	at least 4.00% maximum coupon*
Lower Interest Rates:	2.00% per annum
Initial Annual Value:	With respect to a Review Date, the closing level of the Index on the immediately preceding Review Date (or, with respect to the first Review Date, the Initial Value)
Final Annual Value:	With respect to a Review Date, the closing level of the Index on that Review Date
Interest Payments:	For every $1,000 principal amount note, you will receive with respect to each Review Date an Interest Payment on the applicable Interest Payment Date equal to: • if the Annual Index Return with respect to that Review Date is greater than or equal to 0.00%, at least $40.00 (equivalent to the Higher Interest Rate of at least 4.00% per annum) • if the Annual Index Return with respect to that Review Date is less than 0.00%, $20.00 (equivalent to the Lower Interest Rate of 2.00% per annum)
Buffer Amount:	15.00%
CUSIP:	48128GVR8
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48128GVR8/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Certain Product Characteristics

If the Final Value is greater than or equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to the final Review Date.

If the Final Value is less than the Initial Value by more than the Buffer Amount, your payment at maturity, for each $1,000 principal amount note, in addition to the Interest Payment applicable to the final Review Date, will be calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Amount)].

If the Final Value is less than the Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

* The actual Higher Interest Rate will be provided in the pricing supplement and will not be less than 4.00%.
Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.
Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Hypothetical Interest Payments**

Hypothetical Interest Rates for Interest Payment Dates

Interest Determination Date	Initial Index Level	Ending Index Level	Annual Index Return	Payment (per $1,000 principal note)
First	100.00	95.00	-5.00%	$20.00
Second	95.00	85.00	-10.53%	$20.00
Third	85.00	115.00	35.29%	$40.00
Fourth	115.00	120.00	4.35%	$40.00
Final Review Date	120.00	105.00	-12.50%	$1,020.00

** The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments IMAGE OMITTED 5yr SPX Annual Resetting Hi/Low Buffered Note IMAGE OMITTED

Selected Risks Your investment in the notes may result in a loss. The Notes do not guarantee any return of principal. The notes do not guarantee the payment of interest and may not pay interest at all. Any payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity are subject to changes in the market’s view of our creditworthiness. You are exposed to the risks of the decline in value of each Underlying. Return is limited to the principal amount plus accrued interest regardless of any appreciation of the Underlyings, which may be significant. No dividend payments, voting rights, or ownership rights with the equity securities included in each Underlying. Your maximum gain on the notes is limited to the Maximum Total Return. If the Index declines from its initial level by more than 15%, you could lose up to $850 for each $1,000 note.
Selected Risks (continued) JPMS’s estimated value will be lower than the original issue price (price to public) of the notes. JPMS’ estimated value does not represent future values and may differ from others’ estimates. The notes’ value which may be reflected in customer account statements may be higher than JPMS’ then current estimated value. JPMS’ estimated value is not determined by reference to our credit spreads for our conventional fixed rate debt. Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making the assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline. The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” to the applicable preliminary pricing supplement for additional information. IMAGE OMITTED

Additional Information SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offering to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and the prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement No. 333-199966

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com